UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

July 27, 2007
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 27, 2007, Raymond James Financial, Inc. issued a press release revising segment data for the June 2007 quarter and year-to-date, reflecting the correction of an allocation error in the original release made on Tuesday, July 24. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 7.01 Regulation FD Disclosure

On July 27, 2007, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated July 27, 2007 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


RAYMOND JAMES FINANCIAL, INC.


Date: July 27, 2007   By: /s/ Thomas A. James
                                                                  Thomas A. James
                                                                  Chairman and Chief Executive Officer

                                                           By: /s/ Jeffrey P. Julien
                                                                  Jeffrey P. Julien
                                                                  Senior Vice President - Finance
                                                                  and Chief Financial Officer

Exhibit 99..1

RAYMOND JAMES®

Release No. 0707-05

FOR IMMEDIATE RELEASE

July 27, 2007

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES REVISED SEGMENT DATA

     ST. PETERSBURG, Fla. – Raymond James Financial, Inc. (NYSE – RJF) today released the following table of revised segment data for the June 2007 quarter and year-to-date, reflecting the correction of an allocation error in the original release made on Tuesday, July 24.

	Three Months Ended			Nine Months Ended		
	June 30, 2007	June 30, 2006	% Change	June 30, 2007	June 30, 2006	% Change
Revenues:						
Private Client Group	$ 499,475	$ 458,622	9%	$ 1,421,824	$ 1,251,272	14%
Capital Markets	146,383	133,004	10%	373,508	361,796	3%
Asset Management	59,667	54,692	9%	182,497	156,022	17%
RJBank	79,221	28,457	178%	186,000	68,975	170%
Emerging Markets	14,676	17,511	(16%)	43,126	43,360	(1%)
Stock Loan/ Borrow	19,573	16,850	16%	49,284	42,605	16%
Other	3,758	5,529	(32%)	14,414	29,055	(50%)
Total	$ 822,753	$ 714,665	15%	$ 2,270,653	$ 1,953,085	16%
Pre-tax Income:						
Private Client Group	$ 56,158	$ 54,246	4%	$ 161,527	$ 129,588	25%
Capital Markets	25,571	20,904	22%	53,022	57,564	(8%)
Asset Management	15,778	12,955	22%	47,233	35,072	35%
RJBank	8,729	4,632	88%	24,962	10,058	148%
Emerging Markets	(2,931)	3,830	(177%)	1,674	7,393	(77%)
Stock Loan/ Borrow	1,421	2,422	(41%)	2,995	6,970	(57%)
Other	5,172	(2,487)	308%	5,206	16,502	(68%)
Pre-tax Income	$ 109,898	$ 96,502	14%	$ 296,619	$ 263,147	13%

     Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 4,640 financial advisors serving approximately 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $207 billion, of which $36.1 billion are managed by the firm's asset management subsidiaries.

     To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2006 annual report on Form 10-K and quarterly reports for the quarters ended December 31, 2006 and March 31, 2007 on Form 10-Q, which are available on raymondjames.com and sec.gov.

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For more information, contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.